"MASTER"

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value on June 4, 2004 of approximately $2.7 million, including a one-time option grant to Mr. Héroux to purchase shares of MAAX Holdings' series A preferred stock.

In connection with these transactions, on June 4, 2004, our subsidiary, MAAX Corporation, entered into a senior secured credit facility, which we refer to in this prospectus as MAAX Corporation's senior secured credit facility. On the same date, MAAX Corporation consummated the offering of $150 million aggregate principal amount of 9.75% senior subordinated notes due 2012, which we refer to in this prospectus as MAAX Corporation's existing senior subordinated notes, and refinanced substantially all indebtedness of MAAX Inc. and its subsidiaries.

Throughout this prospectus, we refer to the transactions that occurred on June 4, 2004 as the June 2004 Transactions. For a more complete description of the June 2004 Transactions, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — History."

Repurchase of Outstanding Equity Securities

Upon the closing of the offering of the original notes, MAAX Holdings repurchased shares of its common stock and redeemed or canceled certain outstanding options to acquire shares of its common stock, which transactions we refer to throughout this prospectus as the December 2004 Transactions. For additional information, see "Certain Relationships and Related Party Transactions — Repurchase of Outstanding Equity Securities."

Recent Developments

Due primarily to a recent substantial increase in raw material prices, specifically, the prices of oil, resin, acrylic and gelcoat, it is possible that Beauceland will not satisfy the total leverage ratio test currently set forth in MAAX Corporation's senior secured credit facility for the quarter ended August 31, 2005. As of September 9, 2005, the amount outstanding under MAAX Corporation's senior secured credit facility was C$114.0 million under the term loan A facility and US$113.6 million under the term loan B facility. Prior to the end of the second quarter ended August 31, 2005, MAAX Corporation initiated discussions with its lenders to obtain an amendment under MAAX Corporation's senior secured credit facility with respect to the required total leverage ratio set forth therein for the second quarter ended August 31, 2005 and, based on those discussions, we believe MAAX Corporation's lenders will agree to such an amendment, but MAAX Corporation may not be able to obtain such an amendment. We have not yet definitively determined whether the total leverage ratio test will be satisfied, as such determination cannot be made until our books are closed in mid-September 2005. Accordingly, we have not yet definitively determined whether an event of default under MAAX Corporation's senior secured credit facility has occurred. If an event of default under MAAX Corporation's senior secured credit facility has occurred, the commitments of the lenders thereunder to provide further extensions of credit could be suspended or terminated. At this time, MAAX Corporation and its subsidiaries have sufficient cash on hand to continue to operate in the ordinary course. However, constraints on liquidity resulting from suspension or termination of such commitments could in the future have an adverse effect on our ability to repay creditors. In addition to suspending or terminating such commitments, the lenders under MAAX Corporation's senior secured credit facility could declare all amounts owing under MAAX Corporation's senior secured credit facility to be due and payable immediately and proceed against the collateral securing MAAX Corporation's senior secured credit facility. The collateral securing MAAX Corporation's senior secured credit facility includes the capital stock of MAAX Corporation and substantially all present and future real and personal property of MAAX Corporation and the guarantors. See "Description of Other Indebtedness — MAAX Corporation's Senior Secured Credit Facility — Security/Guarantees." If the collateral the lenders were to proceed against included the capital stock of MAAX Corporation, MAAX Corporation and its subsidiaries would then be owned by the lenders and would no longer be subsidiaries of ours. MAAX Corporation does not have sufficient cash on hand to repay the amount outstanding under MAAX Corporation's senior secured credit facility if the credit facility were to become due and payable immediately. An event of default would also require us to classify all of the debt due under MAAX Corporation's senior secured credit facility as a current liability on our balance sheet. Such an event of default also may result in MAAX Holdings being unable to make interest payments on the notes and repay the principal amount of the notes. See "Risk Factors — Beauceland may not satisfy the total leverage ratio test required by MAAX Corporation's senior secured credit facility for the quarter ended August 31, 2005; any failure by Beauceland to satisfy that total leverage ratio test could result in an event of default under MAAX Corporation's senior secured credit facility unless MAAX Corporation is able to obtain an amendment to MAAX Corporation's senior secured credit facility." If an event of default under MAAX Corporation's senior secured credit facility occurs, we will suspend the Exchange Offer and file a post-effective amendment to this registration statement of which this prospectus forms a part to disclose such event of default.

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- make investments;

- enter into transactions with affiliates;

- sell assets; and

- consolidate or merge.

MAAX Corporation's senior secured credit facility also requires MAAX Corporation to meet a number of financial ratios and tests. MAAX Corporation's ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of these covenants or restrictions could result in a default under the indenture governing the notes, the indenture governing MAAX Corporation's existing senior subordinated notes or MAAX Corporation's senior secured credit facility. An event of default under the debt agreements of MAAX Holdings or any of its subsidiaries would permit the lenders thereunder to declare all amounts borrowed from them to be due and payable immediately, together with accrued and unpaid interest, and the commitments of the senior lenders to make further extensions of credit under MAAX Corporation's senior secured credit facility could be suspended or terminated. If MAAX Corporation were unable to repay debt to its senior lenders, these lenders could proceed against the collateral securing that debt. In addition, acceleration of our other debt may result in MAAX Holdings being unable to make interest payments on the notes and repay the principal amount of the notes.

Beauceland may not satisfy the total leverage ratio test required by MAAX Corporation's senior secured credit facility for the quarter ended August 31, 2005; any failure by Beauceland to satisfy that total leverage ratio test could result in an event of default under MAAX Corporation's senior secured credit facility unless MAAX Corporation is able to obtain an amendment to MAAX Corporation's senior secured credit facility.

MAAX Corporation's senior secured credit facility requires Beauceland to satisfy a total leverage ratio test, which measures the Consolidated Total Debt (as defined in MAAX Corporation's senior secured credit facility) of Beauceland and its subsidiaries (including MAAX Corporation) on a consolidated basis to the Consolidated Adjusted EBITDA (as defined in MAAX Corporation's senior secured credit facility) for the four quarter period ended as of the most recently concluded fiscal quarter, and was required to be no more than 5.75 at August 31, 2005. We do not presently know with certainty whether the total leverage ratio test was satisfied for the quarter ended August 31, 2005, as such determination cannot be made until our books are closed in mid-September 2005. However, due primarily to a recent substantial increase in raw material prices, specifically, the prices of oil, resin, acrylic and gelcoat, it is possible that Beauceland will not satisfy the total leverage ratio test currently set forth in MAAX Corporation's senior secured credit facility for the quarter ended August 31, 2005. As of September 9, 2005, the amount outstanding under MAAX Corporation's senior secured credit facility was C$114.0 million under the term loan A facility and US$113.6 million under the term loan B facility. To avoid the possibility of an event of default under MAAX Corporation's senior secured credit facility, MAAX Corporation is currently negotiating with its lenders to obtain an amendment to MAAX Corporation's senior secured credit facility with respect to the required total leverage ratio set forth therein for the quarter ended August 31, 2005. MAAX Corporation is seeking such amendment, though it may not be able to obtain it on commercially reasonable terms or at all.

If MAAX Corporation is unable to obtain an amendment of MAAX Corporation's senior secured credit facility or otherwise defaults under MAAX Corporation's senior secured credit facility as a result of a failure to satisfy the total leverage ratio test or otherwise, the commitments of the lenders thereunder to provide further extensions of credit could be suspended or terminated. Any constraints on liquidity resulting from suspension or termination of such commitments could in the future have an adverse effect on our ability to repay creditors. In addition to suspending or terminating such commitments, the lenders under MAAX Corporation's senior secured credit facility could declare all amounts owing under MAAX Corporation's senior secured credit facility to be due and payable immediately and proceed against the collateral securing MAAX Corporation's senior secured credit facility. The collateral securing MAAX

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Corporation's senior secured credit facility includes the capital stock of MAAX Corporation and substantially all present and future real and personal property of MAAX Corporation and the guarantors. See "Description of Other Indebtedness — MAAX Corporation's Senior Secured Credit Facility — Security/Guarantees." If the collateral the lenders were to proceed against included the capital stock of MAAX Corporation, MAAX Corporation and its subsidiaries would then be owned by the lenders and would no longer be subsidiaries of ours. MAAX Corporation does not have sufficient cash on hand to repay the amount outstanding under MAAX Corporation's senior secured credit facility if the credit facility were to become due and payable immediately. An event of default would also require us to classify all of the debt due under MAAX Corporation's senior secured credit facility as a current liability on our balance sheet.

"ALTERNATIVE"

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value on June 4, 2004 of approximately $2.7 million, including a one-time option grant to Mr. Héroux to purchase shares of MAAX Holdings' series A preferred stock.

In connection with these transactions, on June 4, 2004, our subsidiary, MAAX Corporation, entered into a senior secured credit facility, which we refer to in this prospectus as MAAX Corporation's senior secured credit facility. On the same date, MAAX Corporation consummated the offering of $150 million aggregate principal amount of 9.75% senior subordinated notes due 2012, which we refer to in this prospectus as MAAX Corporation's existing senior subordinated notes, and refinanced substantially all indebtedness of MAAX Inc. and its subsidiaries.

Throughout this prospectus, we refer to the transactions that occurred on June 4, 2004 as the June 2004 Transactions. For a more complete description of the June 2004 Transactions, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — History."

Repurchase of Outstanding Equity Securities

Upon the closing of the offering of the original notes, MAAX Holdings repurchased shares of its common stock and redeemed or canceled certain outstanding options to acquire shares of its common stock, which transactions we refer to throughout this prospectus as the December 2004 Transactions. For additional information, see "Certain Relationships and Related Party Transactions — Repurchase of Outstanding Equity Securities."

Recent Developments

Prior to the end of the second quarter ended August 31, 2005, due primarily to a recent substantial increase in raw material prices, specifically, the prices of oil, resin, acrylic and gelcoat, we thought it was possible that Beauceland would not satisfy the total leverage ratio test then set forth in MAAX Corporation's senior secured credit facility. Accordingly, prior to the end of the second quarter ended August 31, 2005, MAAX Corporation initiated discussions with its lenders to obtain an amendment under MAAX Corporation's senior secured credit facility with respect to the required total leverage ratio set forth therein for the second quarter ended August 31, 2005 and to avoid the possibility of an event of default, MAAX Corporation obtained such amendment.

- make investments;
- enter into transactions with affiliates;
- sell assets; and
- consolidate or merge.

MAAX Corporation's senior secured credit facility also requires MAAX Corporation to meet a number of financial ratios and tests. MAAX Corporation's ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of these covenants or restrictions could result in a default under the indenture governing the notes, the indenture governing MAAX Corporation's existing senior subordinated notes or MAAX Corporation's. senior secured credit facility. An event of default under the debt agreements of MAAX Holdings or any of its subsidiaries would permit the lenders thereunder to declare all amounts borrowed from them to be due and payable immediately, together with accrued and unpaid interest, and the commitments of the senior lenders to make further extensions of credit under MAAX Corporation's senior secured credit facility could be suspended or terminated. If MAAX Corporation were unable to repay debt to its senior lenders, these lenders could proceed against the collateral securing that debt. In addition, acceleration of our other debt may result in MAAX Holdings being unable to make interest payments on the notes and repay the principal amount of the notes.

Risks Related to the Notes

The notes are structurally subordinated to all debt and liabilities of our subsidiaries, including MAAX Corporation, and there may not be sufficient cash available for MAAX Holdings to make payment on the notes when due.

The notes are structurally subordinated to all debt and liabilities, including trade payables, of the subsidiaries of MAAX Holdings, including MAAX Corporation. You are entitled to participate with all other holders of indebtedness and liabilities of MAAX Holdings in the assets of MAAX Holdings' subsidiaries remaining only after MAAX Holdings' subsidiaries have paid all of their debt and liabilities. MAAX Holdings' subsidiaries may not have sufficient funds or assets to permit payments to MAAX Holdings in amounts sufficient to permit MAAX Holdings to pay all or any portion of MAAX Holdings' indebtedness and other obligations, including MAAX Holdings' obligations on the notes. As of May 31, 2005, MAAX Holdings' subsidiaries had approximately $358.9 million of indebtedness (excluding approximately $3.1 million and C$99,000 of undrawn letters of guarantee). MAAX Corporation had approximately C$39 million (less approximately $3.1 million and C$99,000 of undrawn letters of guarantee) of additional borrowings available under MAAX Corporation's senior secured credit facility as of such date.

MAAX Holdings may not have access to the cash flow and other assets of the subsidiaries of MAAX Holdings that may be needed to make payments on the notes, in which case MAAX Holdings may be unable to make payment on the notes when due.

MAAX Holdings has no operations of its own and derives all of its revenue and cash flow from its subsidiaries. The ability of MAAX Holdings to make payment on the notes is dependent on the earnings and the distribution of funds from the subsidiaries of MAAX Holdings. The subsidiaries of MAAX Holdings are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. In addition, the terms of the indenture governing MAAX Corporation's existing senior subordinated notes and MAAX Corporation's senior secured credit facility significantly restrict Beauceland and its subsidiaries from paying dividends and otherwise transferring assets to MAAX Holdings. Furthermore, the subsidiaries of MAAX Holdings are permitted under the terms of MAAX Corporation's senior secured credit facility, the indenture governing MAAX Corporation's existing senior subordinated notes and other indebtedness (including under the indenture governing the notes) to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to MAAX Holdings.

The agreements governing the current and future indebtedness of the subsidiaries of MAAX Holdings may not permit the subsidiaries of MAAX Holdings to provide MAAX Holdings with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the notes when due. See "Description of Other Indebtedness."

The notes are unsecured and are therefore effectively subordinated and we may therefore not be able to pay any amounts due on the notes in the event of our insolvency.

The notes are not secured. The indenture governing the notes permits MAAX Holdings to incur secured indebtedness. As a result, the notes are effectively subordinated to all of our secured indebtedness and other secured obligations to the extent of the value of the assets securing such obligations.

If MAAX Holdings were to become insolvent or otherwise fail to make payment on the notes, holders of any secured obligations of MAAX Holdings would be paid first and would receive payments from the assets securing such obligations before the holders of the notes would receive any payments. You may

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improvements in fiscal year 2004 and the retrofitting of two of our manufacturing facilities to manufacture Aker products.

MAAX Corporation's Senior Secured Credit Facility

MAAX Corporation entered into a senior secured credit facility on June 4, 2004. MAAX Corporation's senior secured credit facility provides MAAX Corporation with up to C$50 million in available revolving borrowings. As of May 31, 2005, MAAX Corporation would have been able to use C$39 million without violating any of its debt covenants. MAAX Corporation's senior secured credit facility contains financial covenants and maintenance tests that are based on Consolidated Adjusted EBITDA (as defined in MAAX Corporation's senior secured credit facility) of Beauceland and its subsidiaries (including MAAX Corporation) on a consolidated basis, including a total leverage ratio test, an interest coverage ratio test, a fixed charge coverage ratio test and restrictive covenants, including restrictions on the ability of Beauceland, MAAX Corporation and the subsidiary guarantors to make capital expenditures. As of May 31, 2005, we were in compliance with these financial covenants and maintenance tests.

The total leverage ratio test measures the Consolidated Total Debt (as defined in MAAX Corporation's senior secured credit facility) of Beauceland and its subsidiaries (including MAAX Corporation) on a consolidated basis to the Consolidated Adjusted EBITDA for the four quarter period ended as of the most recently concluded fiscal quarter, and was required to be no more than 6.00 to 1.00 at May 31, 2005. Beauceland's actual total leverage ratio at May 31, 2005 was 5.52 to 1.00.

The interest coverage ratio test measures the ratio as of the last day of any fiscal quarter of Consolidated Adjusted EBITDA for the four quarter period then ended to Consolidated Cash Interest Expense (as defined in MAAX Corporation's senior secured credit facility) of Beauceland and its subsidiaries (including MAAX Corporation) on a consolidated basis, for such four fiscal quarter period, and was required to be no less than 2.00 to 1.00 at May 31, 2005. Beauceland's actual interest coverage ratio at May 31, 2005 was 2.51 to 1.00.

The fixed charge coverage ratio test measures the ratio as of the last day of any fiscal quarter of Consolidated Adjusted EBITDA for the four quarter period then ended to Consolidated Fixed Charges (as defined in MAAX Corporation's senior secured credit facility) of Beauceland and its subsidiaries (including MAAX Corporation) on a consolidated basis for such four fiscal quarter period, and was required to be no less than 1.00 to 1.00 at May 31, 2005. Beauceland's actual interest coverage ratio at May 31, 2005 was 1.58 to 1.00.

We have included information concerning Consolidated Adjusted EBITDA because this measure is used to evaluate compliance with covenants governing MAAX Corporation's senior secured credit facility. Under MAAX Corporation's senior secured credit facility, Consolidated Adjusted EBITDA represents income before income taxes, interest expense, and depreciation and amortization, and also adds or deducts, among other things, unusual or non-recurring items, restructuring and transaction fees. Consolidated Adjusted EBITDA is not a recognized term under U.S. GAAP. Consolidated Adjusted EBITDA should not be considered in isolation or as an alternative to net income, net cash provided by operating activities or other measures prepared in accordance with U.S. GAAP. Additionally, Consolidated Adjusted EBITDA is not intended to be a measure of free cash flow available for management's discretionary use; as such measure does not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. Consolidated Adjusted EBITDA, as included herein, is not necessarily comparable to similarly titled measures reported by other companies. For a more complete description of MAAX Corporation's senior secured credit facility, see "Description of Other Indebtedness."

Prior to the end of the second quarter ended August 31, 2005, due primarily to a recent substantial increase in raw material prices, specifically, the prices of oil, resin, acrylic and gelcoat, we thought it was possible that Beauceland would not satisfy the total leverage ratio test then set forth in MAAX Corporation's senior secured credit facility. Accordingly, prior to the end of the second quarter ended August 31, 2005, MAAX Corporation initiated discussions with its lenders to obtain an amendment under MAAX Corporation's senior secured credit facility with respect to the required total leverage ratio set forth therein for the second quarter ended August 31, 2005 and to avoid the possibility of an event of

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default, MAAX Corporation obtained such amendment. Based on this amendment to MAAX Corporation's senior secured credit facility, the total leverage ratio test for the second quarter ended August 31, 2005 is now required to be no more than 6.50 to 1.00 at August 31, 2005.

MAAX Holdings' 11.25% Senior Discount Notes Due 2012

On December 10, 2004, we issued $170,689,000 principal amount at maturity of our 11.25% senior discount notes due 2012 to qualified institutional buyers in reliance on Rule 144A under the Securities Act and non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. No cash interest will accrue on the notes prior to December 15, 2008. Thereafter, cash interest on the notes will accrue at a rate of 11.25% per annum and be payable on June 15 and December 15 of each year. The first such payment will be made on June 15, 2009. The notes will mature on December 15, 2012. The notes have an initial accreted value of $644.45 per $1,000 principal amount at maturity of notes. The effective interest rate on the notes is 11.57%. For a more complete description of the notes, see "Description of Notes."

MAAX Corporation's Senior Subordinated Notes Due 2012

On June 4, 2004, MAAX Corporation issued $150.0 million of 9.75% senior subordinated notes due 2012 to qualified institutional buyers in reliance on Rule 144A under the Securities Act and non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. Commencing on December 15, 2004, interest became payable semi-annually in arrears on each June 15 and December 15. The indenture governing MAAX Corporation's existing senior subordinated notes contains customary covenants, similar to the covenants contained in the indenture governing the notes, which restrict and limit Beauceland's ability and the ability of its restricted subsidiaries with respect to, among other things, declaring or paying any dividends or making any other payment or distribution on account of Beauceland's or any of its restricted subsidiaries' equity interests, purchasing, redeeming or otherwise acquiring or retiring for value any equity interests, making any payments on or with respect to, or purchasing, redeeming, defeasing or otherwise acquiring or retiring for value, any indebtedness of the issuer or any guarantor that is contractually subordinated to the notes or any guarantee, and making any restricted investments. For a more complete description of MAAX Corporation's existing senior subordinated notes, see "Description of Other Indebtedness."

Factoring Agreement

MAAX Corporation is party to a Factoring Agreement with two divisions of the National Bank of Canada that allows them, in their sole discretion, to discount accounts receivable of certain of our customers with credit ranging from C$1,000,000 to $8,000,000, depending upon the customer. The discount for each account receivable is equal to the sum of (1) the financing rate set forth in a financing letter executed in connection with each discount, multiplied by the amount of the account receivable, multiplied by the number of days that the account receivable remains outstanding, divided by 360 days (for $) or 365 days (for C$) and (2) all fees set forth in the applicable financing letter. These discounts generally range from 2.1% to 3.3%. MAAX Corporation's senior secured credit facility provides that the aggregate amount of accounts receivable outstanding pursuant to the Factoring Agreement will not exceed $15.0 million at any time. The cumulative sales of accounts receivable amounted to $40,065,269 in fiscal year 2003, $46,912,560 in fiscal year 2004 and $72,599,690 in fiscal year 2005. The Factoring Agreement will terminate on September 30, 2005. MAAX Corporation intends to renew the Factoring Agreement, though it may not be able to do so on commercially reasonable terms or at all.

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Exhibit No.	Exhibit
10.24	Form of MAAX Holdings, Inc. Stock Option Agreement — New Options.(3)
10.25	Form of MAAX Holdings, Inc. Stock Option Agreement — Rollover Options.(3)
10.26	MAAX Holdings, Inc. Stock Option Agreement — CEO Common Stock Options, dated as of June 4, 2004, between MAAX Holdings, Inc. and André Héroux.(3)
10.27	MAAX Holdings, Inc. Stock Option Agreement — CEO Preferred Stock Options, dated as of June 4, 2004, between MAAX Holdings, Inc. and André Héroux.(3)
10.28	Separation Agreement, dated as of April 13, 2005, between MAAX Corporation and Jean Rochette (unofficial English translation).(3)
10.29	Letter Agreement, dated July 22, 2005, from MAAX Corporation to Terry Rake.(5)
10.30	Amendment No. 3 to the Credit and Guaranty Agreement, dated as of July 15, 2005, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners L.P., Royal Bank of Canada and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.
10.31	Amendment No. 4 to the Credit and Guaranty Agreement, dated as of August 31, 2005, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners L.P., Royal Bank of Canada and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.
12.1	Computation of Ratio of Earnings to Fixed Charges.(4)
21.1	Subsidiaries of Registrant.(3)
23.1	Consent of KPMG LLP.
23.2	Consent of Crowe Chizek and Company LLC.
23.3	Consent of Kaye Scholer LLP (included in Exhibit 5.1).(3)
23.4	Consent of Kaye Scholer LLP (included in Exhibit 8.1).(3)
24.1	Power of Attorney for MAAX Holdings, Inc.(3)
25.1	Statement of Eligibility on Form T-1 of Trustee under the Indenture, dated as of December 10, 2004 between MAAX Holdings, Inc. and U.S. Bank Trust National Association, as Trustee.(3)
99.1	Form of Letter of Transmittal.(3)
99.2	Form of Notice of Guaranteed Delivery.(3)
99.3	List of parties to the form of agreement in Exhibit 10.15.(1)

* The Registrant will furnish schedules to these agreements to the Commission upon request.

(1) Previously filed as an exhibit to the Registration Statement on Form F-4 of MAAX Corporation filed on September 15, 2004, SEC File Number 333-118990 and incorporated by reference herein.

(2) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-4 of MAAX Corporation filed on December 10, 2004, SEC File Number 333-118990 and incorporated by reference herein.

(3) Previously filed as an exhibit to the Registration Statement on Form S-4 of MAAX Holdings, Inc. filed on May 26, 2005.

(4) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-4 of MAAX Holdings, Inc. filed on July 19, 2005.

(5) Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form S-4 of MAAX Holdings, Inc. filed on August 22, 2005.

Item 22. *Undertakings.*

1. The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the

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Exhibit No.	Exhibit
10.15	Credit and Guaranty Agreement, dated as of June 4, 2004, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners, L.P., Royal Bank of Canada, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.(1)
10.16	Sodex Factoring Agreement, dated as of February 24, 2004, among MAAX Inc., MAAX Canada Inc., MAAX Spas (Ontario) Inc., MAAX Westco Inc., MAAX Spas (BC) Inc., MAAX-KSD Corporation, MAAX Southeast Inc., Pearl Baths, Inc., MAAX-Hydro Swirl Manufacturing Corp., MAAX Midwest Inc., MAAX Spas (Arizona), Inc., Cuisine Expert — C.E. Cabinets, Inc., 9022-3751 Québec Inc., Aker Plastics Company Inc. and NatExport and Sodex, both divisions of the National Bank of Canada.(1)
10.17	Form of Retention Package for each of the persons listed in Exhibit 99.3.(1)
10.18	Purchase Agreement, dated as of December 3, 2004, among MAAX Holdings, Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.(5)
10.19	Purchase Agreement, dated as of May 27, 2004, among MAAX Corporation, the Guarantors named therein, Goldman, Sachs & Co., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Purchasers.(1)
10.20	Amendment No. 1 to the Credit and Guaranty Agreement, dated as of October 6, 2004, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners, L.P., Royal Bank of Canada, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.(2)
10.21	Amendment No. 2 to the Credit and Guaranty Agreement, dated as of December 3, 2004, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners, L.P., Royal Bank of Canada and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.(2)
10.22	Second Amended and Restated Stockholders Agreement, dated as of June 2, 2005, among MAAX Holdings, Inc. and the stockholders identified therein.(4)
10.23	MAAX Holdings, Inc. 2004 Stock Option Plan.(3)
10.24	Form of MAAX Holdings, Inc. Stock Option Agreement — New Options.(3)
10.25	Form of MAAX Holdings, Inc. Stock Option Agreement — Rollover Options.(3)
10.26	MAAX Holdings, Inc. Stock Option Agreement — CEO Common Stock Options, dated as of June 4, 2004, between MAAX Holdings, Inc. and André Héroux.(3)
10.27	MAAX Holdings, Inc. Stock Option Agreement — CEO Preferred Stock Options, dated as of June 4, 2004, between MAAX Holdings, Inc. and André Héroux.(3)
10.28	Separation Agreement, dated as of April 13, 2005, between MAAX Corporation and Jean Rochette (unofficial English translation).(3)
10.29	Letter Agreement, dated July 22, 2005, from MAAX Corporation to Terry Rake.(5)
10.30	Amendment No. 3 to the Credit and Guaranty Agreement, dated as of July 15, 2005, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners L.P., Royal Bank of Canada and Merrill Lynch & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.
10.31	Amendment No. 4 to the Credit and Guaranty Agreement, dated as of August 31, 2005, among MAAX Corporation, Beauceland Corporation ("Holdings"), the subsidiaries of Holdings party thereto as Guarantors, the lenders party thereto, and Goldman Sachs Credit Partners L.P., Royal Bank of Canada and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agents and arrangers.
12.1	Computation of Ratio of Earnings to Fixed Charges.(4)

Exhibit No.	Exhibit
21.1	Subsidiaries of Registrant.(3)
23.1	Consent of KPMG LLP.
23.2	Consent of Crowe Chizek and Company LLC.
23.3	Consent of Kaye Scholer LLP (included in Exhibit 5.1).(3)
23.4	Consent of Kaye Scholer LLP (included in Exhibit 8.1).(3)
24.1	Power of Attorney for MAAX Holdings, Inc.(3)